SC 13D/A 1 sc13da.htm AMENDMENT NO. 14

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 14)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Name of Issuer)

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

Class B Common Shares, without par value

American Depositary Shares, each of which represents 2 Class B Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

João Mauricio Giffoni de Castro Neves
Companhia de Bebidas das Américas-AmBev
Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
April 13, 2006
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 74838Y20
1	Names of Reporting Persons Companhia de Bebidas das Américas - AmBev IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 38,388,914 Class B Common Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,388,914 Class B Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,388,914 Class B Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 77.3% Class B Shares
14	Type of Reporting Person (See Instructions) HC

1)	*/ Each Class A Common Share and Class B Common Share has one vote.

2)
On January 31, 2003, NCAQ Sociedad Colectiva (“NCAQ”), an indirect subsidiary of Companhia de Bebidas das Américas - AmBev (“AmBev”), acquired 26,388,914 Class B Shares of Quilmes Industrial (Quinsa) Société Anonyme (the “Issuer” or “Quinsa”).

3)	On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev (“Dunvegan”), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. (“BAC”).

4)	After January 31, 2003, Dunvegan acquired 12,000,000 Class B Shares of the Issuer in the aggregate.

5)
On January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. (“QIB”), a subsidiary of Quinsa, from Heineken International B.V. (“Heineken”).

6)
On March 3, 2004, BRC S.à.R.L. (“BRC”) and various other entities controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) (collectively, the “SB Group Companies”) entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien S.A. (“EPS”) and InBev SA, formerly Interbrew S.A. (“InBev”) (the “Contribution and Subscription Agreement”) with respect to the contribution of the 8,253,913,260 shares of AmBev common stock owned by the SB Group Companies to InBev and the subscription by BRC of 141,712,000 ordinary shares of InBev.

7)
On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated.  Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Investments S.A., a company incorporated under the laws of Luxembourg (“Tinsel Lux”), which then directly owned 100% of the capital stock of InBev Holding Brasil S.A. (previously named Braco Investimentos S.A. and formerly Tinsel Participações Ltda.), a company incorporated under the laws of the Federative Republic of Brazil (“Braco Investimentos”), and indirectly owned 98.64% of the capital stock of Empresa de Administração e Participações S.A.-ECAP, a company incorporated under the laws of the Federative Republic of Brazil (“ECAP”). Braco Investimentos and ECAP, together, held 8,253,913,260 AmBev common shares.  In exchange for the contribution to InBev of Tinsel Lux, InBev issued 141,712,000 new ordinary shares to BRC.  BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 56% of the outstanding capital stock of InBev.

8)
Also on August 27, 2004, AmBev issued 7,866,181,882 new AmBev common shares and 11,398,181,319 new AmBev preferred shares to a subsidiary of InBev in connection with the consummation of the transactions contemplated by the Incorporação Agreement.

9)
As a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement and the Incorporação Agreement, InBev indirectly held 16,120,095,142 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing approximately a 69% voting interest and 50% economic interest in AmBev. In addition, at that time BAC elected not to accelerate its right to exercise the option above to sell to AmBev Class A Shares of Quinsa, which was triggered as a result of the consummation of the transactions contemplated by the Contribution and Subscription Agreement.

10)
As of the date hereof, AmBev, through its subsidiaries, owns approximately 56.72% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer.

11)
On April 13, 2006, BAC, AmBev and Quinsa executed a Letter Agreement (the “2006 Letter Agreement”) pursuant to which, subject to certain conditions described therein, BAC (or its affiliates) will sell, assign, transfer and deliver to AmBev, and AmBev (or its affiliates) will purchase and accept from BAC, (or its affiliates), 373,520,000 Class A Shares of Quinsa (the “Remaining Shares”). In the 2006 Letter Agreement, BAC and AmBev agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement, BAC and AmBev shall not be permitted to exercise their respective exchange options the Stock Purchase Agreement.

Item 1. Security and Issuer.

This Report on Schedule 13D relates to the Class B common shares, without par value, of Quilmes Industrial (Quinsa) Société Anonyme, a Luxembourg corporation (“Quinsa”).

Quinsa is listed on the Luxembourg Stock Exchange (“LSE”) since July 1991 and on the New York Stock Exchange (“NYSE”) since March 1996.

The Quinsa Class A Shares are currently listed and trade in U.S. dollars on the LSE.

The Quinsa Class B Shares are listed on the NYSE in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts (“ADRs”).

The address of Quinsa’s principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is amended and supplemented by adding the following paragraphs:

On April 13, 2006, BAC, AmBev and Quinsa executed the 2006 Letter Agreement pursuant to which BAC (or its affiliates) will sell to AmBev, and AmBev (or its affiliates) will acquire from BAC, the Remaining Shares for an aggregate purchase price of $1,223,915,000, subject to a reduction of up to $60,000,000 (plus an amount equal to the interest that would accrue on $60,000,000 from the date of execution of the 2006 Letter Agreement to the closing date at a rate per annum equal to six-month LIBOR plus the margin specified below) that may be agreed upon by BAC and AmBev (the “Purchase Price”). At the closing of the sale of the Remaining Shares, AmBev will pay BAC an amount equal to the Purchase Price, plus interest on the Purchase Price from the date of execution of the 2006 Letter Agreement to the closing date at a rate per annum equal to six-month LIBOR plus a margin which is 2% during the first three years after the execution of the 2006 Letter Agreement, 2.5% during the fourth year and 3% thereafter. The amount of interest paid to BAC will be net of the aggregate amount of all cash dividends or other cash distributions paid or payable to BAC in respect of the Remaining Shares, other than cash dividends or other cash distributions payable in respect of the year ended December 31, 2005, plus an amount equal to the interest that would have accrued on such dividends or distributions from the date of payment of such dividends and distributions to the closing date at the rate per annum specified above. In addition, if by December 25, 2007, the closing has not occurred, AmBev shall pay BAC on December 31, 2007, an amount equal to $23,915,000 plus interest from the date of execution of the 2006 Letter Agreement to December 31, 2007, at the rate per annum specified above. This amount, plus an amount equal to interest on $23,915,000 from December 31, 2007 to the closing date at the rate per annum specified above, will be deducted from the aggregate amount payable by AmBev to BAC at the closing.

BAC and AmBev also agreed that, notwithstanding anything to the contrary contained in the Stock Purchase Agreement, BAC and AmBev shall not be permitted to exercise their respective Options under the Stock Purchase Agreement.

Item 4. Purpose of the Transaction.

Item 4 is amended and supplemented by adding the following paragraphs:

(a) The purpose of the 2006 Letter Agreement is to set forth the agreement of BAC to sell, and the agreement of AmBev to acquire, all the 373,520,000 Remaining Shares owned by BAC or its affiliates and to set forth certain other agreements between BAC and AmBev in connection with such acquisition.

After the consummation of the transactions contemplated by the 2006 Letter Agreement AmBev will own: 604,440,000 Quinsa Class A Shares, representing approximately 97.3% of the outstanding Quinsa Class A Shares, and continue owning 38,388,914 Quinsa Class B Shares, representing approximately 81% of the outstanding Quinsa Class B Shares.  In the Aggregate, AmBev will own shares approximately 96.1% of the total voting power of Quinsa.  Each Quinsa Class A Share and each Quinsa Class B Share entitles the holder to cast one vote at any shareholders' meeting.  Quinsa Class A shares and Quinsa Class B shares will ordinarily vote as one class at any shareholders' meeting.  However, any resolutions affecting the respective rights of particular classes must be approved separately by each class, pursuant to the quorum and majority requirements established by Luxembourg law.

The completion of the transactions contemplated by the 2006 Letter Agreement is subject to the satisfaction of certain conditions precedent set forth in the 2006 Letter Agreement, including the receipt of any required authorization from the Argentine antitrust authority.

Pursuant to the 2006 Letter Agreement BAC has agreed not to directly or indirectly, or authorize or permit any agent or representative of it to, (i) disclose or furnish to any third party any confidential information relating to Quinsa and its subsidiaries or otherwise use such confidential information for its own benefit or the benefit of any other person (except for information required to be disclosed by law or already generally known by third parties other than as result of a breach of this covenant by BAC) or (ii) participate in, or acquire any interest in any assets or businesses that are the subject of, any proposal for a merger or other business combination, sale of securities, sale of assets, joint venture or similar transaction involving any of the assets or businesses that are required to be divested pursuant to the decisions of the Argentine antitrust authority.

(d), (j) Pursuant to the 2006 Letter Agreement, notwithstanding anything to the contrary contained in the Quinsa Shareholders Agreement, during the period from the date of execution of the 2006 Letter Agreement until the closing, BAC and AmBev have agreed that (a) the Board of Directors of Quinsa shall approve and authorize (i) in the form presented by Quinsa’s management, all capital expenditures of Quinsa and its subsidiaries in the countries in which Quinsa operates as of the execution date to the extent required to be approved by the Board of Directors consistent with past practices; (ii) all matters and actions taken in connection with the approval by the Argentine antitrust authority of the sale of the Remaining Shares and the implementation of the decisions of the Argentine antitrust authority; and (iii) all matters and actions taken in connection with or related to the final and complete implementation of the resolution of the Argentine antitrust authority issued in connection with the closing of the transactions contemplated by the Stock Purchase Agreement and the Share Exchange Agreement (including, but not limited to, the divestiture of assets pursuant to such decisions), (b) the presence in person, by proxy or by electronic means of the directors nominated by AmBev shall be sufficient to constitute a quorum for the transaction of any business concerning the actions or matters described above, and the presence in person, by proxy or by electronic means of the directors nominated by BAC shall not be necessary to constitute a quorum for the transaction of such business (it being understood, however, that the directors nominated by BAC will be given reasonable advance notice of, and will have the right to attend, any board meeting called for the purpose of transacting any such business) and (c) the directors nominated by AmBev shall have a second or casting vote with respect to the matters described above.

Upon the completion of the transactions contemplated by the 2006 Letter Agreement, the Quinsa Shareholders Agreement shall terminate and shall cease to be in force and effect and all rights of BAC to nominate directors of Quinsa and of its subsidiaries will terminate, and as promptly as practicable thereafter, including by means of calling a shareholders’ meeting, the Board of Directors of Quinsa and of each of its subsidiaries shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights, if any, of any person other than BAC or its affiliates to nominate directors.

The information contained in the Exhibits to this Schedule 13D (including the 2006 Letter Agreement and the Press Release (as defined below)) is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated by the following:

(a) Rows (11) and (13) of the cover to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover page to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Quinsa Class B Shares that were effected during the past sixty days by the Reporting Person, or by any executive officer or director of the Reporting Person, other than those described herein.

(d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by AmBev.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating the 2006 Letter Agreement and the press release issued by AmBev on April 13, 2006 in connection therewith (the “Press Release”). Such 2006 Letter Agreement and the Press Release are attached as Exhibits 2.21 and 2.22, respectively.

Item 7.Material to Be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following Exhibits:

Exhibit No.	Description
2.21	Letter Agreement dated April 13, 2006 between AmBev, BAC and Quinsa.
2.22	Press Release issued by AmBev on April 13, 2006.

ANNEX A

Information Required as to Executive Officers and
Directors of AmBev

Directors and Executive Officers of AmBev

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Carlos Alves de Brito	Brazil	Brouwerijplein 1, 3000, Leuven, Belgium	AmBev’s CEO until the InBev-AmBev transactions. AmBev’s co-CEO after the InBev-AmBev transactions. Currently, InBev’s CEO.
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	Braco: AmBev Board member prior to the InBev- AmBev transactions
Carlos Alberto da Veiga Sicupira	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	Braco: AmBev Board member prior to the InBev-AmBev transactions
Vicente Falconi Campos	Brazil	Alameda da Serra 500, 2º andar, Nova Lima, MG, Brazil	Braco: AmBev Board member prior to the InBev-AmBev transactions
Luis Felipe Pedreira Dutra Leite	Brazil	Brouwerijplein 1, 3000, Leuven, Belgium	AmBev: Currently InBev’s Chief Financial Officer and was AmBev’s Chief Financial Officer until the InBev-AmBev transactions
Jo Van Biesbroeck	Belgium	Brouwerijplein 1, 3000, Leuven, Belgium	Interbrew: currently InBev’s Chief Strategy and Business Development Officer
Jorge Paulo Lemann (alternate)	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	Braco: AmBev Board member prior to the InBev-AmBev transactions
Roberto Moses Thompson Motta (alternate)	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	Braco: AmBev Board member prior to the InBev-AmBev transactions
Victório Carlos de Marchi	Brazil	Rua Dr. Renato Paes de Barros, n˚ 1.017, 3˚ andar cjs. 31 e 32 04530-001 São Paulo, SP, Brazil	FAHZ: AmBev Board member prior to the InBev-AmBev transactions

José Heitor Attilio Gracioso	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	FAHZ: AmBev Board member prior to the InBev-AmBev transactions
Roberto Herbster Gusmão	Brazil	Av. Brigadeiro Faria Lima, 3900, 11º andar, cj. 1101, CEP 04538-132, São Paulo, SP, Brazil	FAHZ: AmBev Board member prior to the InBev-AmBev transactions

                            AmBev's Senior management:

Name	Current Position

Luiz Fernando Ziegler de Saint Edmond	Chief Executive Officer for Latin America
Miguel Nuno da Mata Patrício	Chief Executive Officer for North America
Jorge Luiz Gualberti Martins da Rocha	Executive Officer for Hispanic Latin America
João Maurício Giffoni de Castro Neves	Chief Financial Officer
Bernardo Pinto Paiva	Sales Executive Officer
Carlos Eduardo Klützenschell Lisboa	Marketing Executive Officer
Cláudio Braz Ferro	Industrial Executive Officer
Francisco de Sá Neto	Soft Drinks Executive Officer
Milton Seligman	Corporate Affairs Executive Officer
Pedro de Abreu Mariani	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2006.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

by:	/s/ Joao Castro Neves
Name: Joao Castro Neves
Title: Officer

by:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: Officer

                                        EXHIBIT INDEX

Exhibit	Description

2.1	Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3
Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4
2006 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5
Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6
Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7
AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.8
AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco S.A., ECAP, Fundação and AmBev (incorporated by reference to Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9
Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10
Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11
Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit 2.12 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.13
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, MergeCo and Labatt (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.14
First Amendment to the AmBev Shareholders Agreement dated March 3, 2004 among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004, by AmBev).

2.15
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit 2.17 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed on March 9, 2004 by AmBev).

2.16	Amended and Restated InBev By-laws (English Translation) (incorporated by reference to Exhibit 2.16 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.17	Stichting By-laws (English Translation) (incorporated by reference to Exhibit 2.17 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.18	Stichting Conditions of Administration (English Translation) (incorporated by reference to Exhibit 2.18 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.19	Letter Agreement dated July 16, 2004 between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.19 to Schedule 13D relating to Quinsa, filed on September 2, 2004 by AmBev).

2.20	Press Release issued by AmBev on October 29, 2004.

2.21	Letter Agreement dated April 13, 2006 between AmBev, BAC and Quinsa.

2.22	Press Release issued by AmBev on April 13, 2006.